FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of June 2002

Rhodia

(Translation of registrant's name into English)

26, quai Alphonse Le Gallo
92512 Boulogne-Billancourt

France

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosures: A press release dated June 5, 2002 announcing that Rhodia has agreed to sell its polyvinyl acetate business to Acetex Corporation.

Rhodia

PRESS RELEASE

RHODIA AGREES TO SELL ITS POLYVINYL ACETATE BUSINESS TO ACETEX CORPORATION

Paris, June 5, 2002 – Rhodia announced today that it has agreed to sell to Acetex Corporation its polyvinyl acetate business and all acetic acid derivative activities. Both parties plan to complete the transaction by the end of June 2002.

This sale is in accordance with Rhodia's strategy to divest non core activity businesses: Polyvinyl acetate (Food grade), a key raw material for chewing gum base, is not a core technology for the Rhodia Food which focuses its activities to ingredients (texturants, lactic cultures and phosphate salts) servicing Rhodia Food three core markets: dairy, prepared food and meat.

This divestment is consistent with Rhodia's commitment to divest assets which can be valued, without destroying shareholder value, and which do not fit into Rhodia's business model based on the cross-fertilization of technologies and high added-value solutions to its customers.

Rhodia *is one of the world's leading manufacturers of specialty chemicals. Providing a wide range of innovative products and services to the automotive, healthcare, food, cosmetics, apparel, new technology and environmental markets, Rhodia offers its customers tailor-made solutions based on the cross-fertilization of technologies, people and expertise. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of 7.2 billion in 2001 and employs 27,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.*

Acetex *is a Canadian-based global chemical company which is the second largest producer of acetyls in Europe. Acetex's common shares are listed for trading under the symbol "ATX" on The Toronto Stock Exchange which has neither approved nor disapproved the information contained herein.*

Contacts

Press Relations

Jean-Christophe Huertas	Tel: 33-1 55 38 42 51
Lucia Dumas	Tel: 33-1 55 38 45 48

Investor Relations

Marie-Christine Aulagnon	Tel :33-1 55 38 43 01
Angèlina Palus	Tel: 33-1 55 38 42 99

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2002

RHODIA

By: ______________________

Name: Pierre PROT

Title: Chief Financial Officer

INTERNATIONAL WEX TECHNOLOGIES INC.

NEWS BULLETIN

Trading Symbol
CDNX: WXI

INTERNATIONAL
WEX TECHNOLOGIES INC.
Suite 2000
777 Hornby Street
Vancouver, B.C.
Canada V6Z 1S4
Tel: 604-683-8880
Fax: 604-683-8868
Toll Free: 1-800-722-7549
World Wide Web:
http://www.wextech.ca
E-Mail: wex@wextech.ca

11/02 March 27, 2002

CDNX Trading Symbol: **WXI**
World Wide Web: http://www.wextech.ca
E-mail: wex@wextech.ca

LONG TERM EFFICACY AND SAFETY STUDY ACCEPTED

International Wex Technologies Inc. (the "Company") is pleased to announce that it has received from Health Canada its 'NO OBJECTION LETTER'. This allows patients participating in our clinical trials and who receive benefit from the drug to continue having access to it.

This is a multi-centre, open label, multi-dose long term safety and efficacy study of Tetrodotoxin (TTX). The study will include all centers where previously and prospectively TTX has been involved in a clinical study phase. All participants will be closely monitored and must go through an inclusion and exclusion criteria per treatment cycle.

Mr. Frank Shum, Chairman and CEO said, "I am delighted with this good news from Health Canada as we thought and obviously Health Canada did also, that this was the only morally, decent and responsible way to proceed."

In the area of neuro-bioscience, the Company is focusing on the fields of pain management, drug addiction treatment and anaesthesia. The Company is developing products that contain a sodium channel blocking compound and derivates extracted from natural organic substance using its proprietary manufacturing technology.

For additional information on our products, view the Company website at http://www.wextech.ca or call Howard Milne, V.P. Corporate Communications, at 604-683-8880 or 1-800-722-7549.

Per: Donna Shum, Corporate Secretary

INTERNATIONAL WEX TECHNOLOGIES INC.

NEWS BULLETIN

Trading Symbol
CDNX: **WXI**

INTERNATIONAL WEX TECHNOLOGIES INC.
Suite 2000
777 Hornby Street
Vancouver, B.C.
Canada V6Z 1S4
Tel: 604-683-8880
Fax: 604-683-8868
Toll Free: 1-800-722-7549
World Wide Web:
http://www.wextech.ca
E-Mail: wex@wextech.ca

11/02 March 27, 2002

CDNX Trading Symbol: **WXI**
World Wide Web: http://www.wextech.ca
E-mail: wex@wextech.ca

COPY

LONG TERM EFFICACY AND SAFETY STUDY ACCEPTED

International Wex Technologies Inc. (the "Company") is pleased to announce that it has received from Health Canada its 'NO OBJECTION LETTER'. This allows patients participating in our clinical trials and who receive benefit from the drug to continue having access to it.

This is a multi-centre, open label, multi-dose long term safety and efficacy study of Tetrodotoxin (TTX). The study will include all centers where previously and prospectively TTX has been involved in a clinical study phase. All participants will be closely monitored and must go through an inclusion and exclusion criteria per treatment cycle.

Mr. Frank Shum, Chairman and CEO said, "I am delighted with this good news from Health Canada as we thought and obviously Health Canada did also, that this was the only morally, decent and responsible way to proceed."

In the area of neuro-bioscience, the Company is focusing on the fields of pain management, drug addiction treatment and anaesthesia. The Company is developing products that contain a sodium channel blocking compound and derivates extracted from natural organic substance using its proprietary manufacturing technology.

For additional information on our products, view the Company website at http://www.wextech.ca or call Howard Milne, V.P. Corporate Communications, at 604-683-8880 or 1-800-722-7549.

Per: Donna Shum, Corporate Secretary

INTERNATIONAL WEX TECHNOLOGIES INC.

NEWS BULLETIN

Trading Symbol
CDNX: **WXI**

INTERNATIONAL WEX TECHNOLOGIES INC.
Suite 2000
777 Hornby Street
Vancouver, B.C.
Canada V6Z 1S4
Tel: 604-683-8880
Fax: 604-683-8868
Toll Free: 1-800-722-7549
World Wide Web:
http://www.wextech.ca
E-Mail: wex@wextech.ca

11/02 March 27, 2002

CDNX Trading Symbol: **WXI**
World Wide Web: http://www.wextech.ca
E-mail: wex@wextech.ca

LONG TERM EFFICACY AND SAFETY STUDY ACCEPTED

International Wex Technologies Inc. (the "Company") is pleased to announce that it has received from Health Canada its 'NO OBJECTION LETTER'. This allows patients participating in our clinical trials and who receive benefit from the drug to continue having access to it.

This is a multi-centre, open label, multi-dose long term safety and efficacy study of Tetrodotoxin (TTX). The study will include all centers where previously and prospectively TTX has been involved in a clinical study phase. All participants will be closely monitored and must go through an inclusion and exclusion criteria per treatment cycle.

Mr. Frank Shum, Chairman and CEO said, "I am delighted with this good news from Health Canada as we thought and obviously Health Canada did also, that this was the only morally, decent and responsible way to proceed."

In the area of neuro-bioscience, the Company is focusing on the fields of pain management, drug addiction treatment and anaesthesia. The Company is developing products that contain a sodium channel blocking compound and derivates extracted from natural organic substance using its proprietary manufacturing technology.

For additional information on our products, view the Company website at http://www.wextech.ca or call Howard Milne, V.P. Corporate Communications, at 604-683-8880 or 1-800-722-7549.

Per: Donna Shum, Corporate Secretary

The Canadian Venture Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release

INTERNATIONAL
WEX
TECHNOLOGIES INC.

NEWS BULLETIN

Trading Symbol
CDNX: WXI

INTERNATIONAL
WEX TECHNOLOGIES INC.
Suite 2000
777 Hornby Street
Vancouver, B.C.
Canada V6Z 1S4
Tel: 604-683-8880
Fax: 604-683-8868
Toll Free: 1-800-722-7549
World Wide Web:
http://www.wextech.ca
E-Mail: wex@wextech.ca

11/02

March 27, 2002

CDNX Trading Symbol: **WXI**
World Wide Web: http://www.wextech.ca
E-mail: wex@wextech.ca

COPY

LONG TERM EFFICACY AND SAFETY STUDY ACCEPTED

International Wex Technologies Inc. (the "Company") is pleased to announce that it has received from Health Canada its 'NO OBJECTION LETTER'. This allows patients participating in our clinical trials and who receive benefit from the drug to continue having access to it.

This is a multi-centre, open label, multi-dose long term safety and efficacy study of Tetrodotoxin (TTX). The study will include all centers where previously and prospectively TTX has been involved in a clinical study phase. All participants will be closely monitored and must go through an inclusion and exclusion criteria per treatment cycle.

Mr. Frank Shum, Chairman and CEO said, "I am delighted with this good news from Health Canada as we thought and obviously Health Canada did also, that this was the only morally, decent and responsible way to proceed."

In the area of neuro-bioscience, the Company is focusing on the fields of pain management, drug addiction treatment and anaesthesia. The Company is developing products that contain a sodium channel blocking compound and derivates extracted from natural organic substance using its proprietary manufacturing technology.

For additional information on our products, view the Company website at http://www.wextech.ca or call Howard Milne, V.P. Corporate Communications, at 604-683-8880 or 1-800-722-7549.

Per: Donna Shum, Corporate Secretary

INTERNATIONAL WEX TECHNOLOGIES INC.

NEWS BULLETIN

Trading Symbol
CDNX: WXI

INTERNATIONAL WEX TECHNOLOGIES INC.
Suite 2000
777 Hornby Street
Vancouver, B.C.
Canada V6Z 1S4
Tel: 604-683-8880
Fax: 604-683-8868
Toll Free: 1-800-722-7549
World Wide Web: http://www.wextech.ca
E-Mail: wex@wextech.ca

11/02

March 27, 2002

CDNX Trading Symbol: **WXI**
World Wide Web: http://www.wextech.ca
E-mail: wex@wextech.ca

COPY

LONG TERM EFFICACY AND SAFETY STUDY ACCEPTED

International Wex Technologies Inc. (the "Company") is pleased to announce that it has received from Health Canada its 'NO OBJECTION LETTER'. This allows patients participating in our clinical trials and who receive benefit from the drug to continue having access to it.

This is a multi-centre, open label, multi-dose long term safety and efficacy study of Tetrodotoxin (TTX). The study will include all centers where previously and prospectively TTX has been involved in a clinical study phase. All participants will be closely monitored and must go through an inclusion and exclusion criteria per treatment cycle.

Mr. Frank Shum, Chairman and CEO said, "I am delighted with this good news from Health Canada as we thought and obviously Health Canada did also, that this was the only morally, decent and responsible way to proceed."

In the area of neuro-bioscience, the Company is focusing on the fields of pain management, drug addiction treatment and anaesthesia. The Company is developing products that contain a sodium channel blocking compound and derivates extracted from natural organic substance using its proprietary manufacturing technology.

For additional information on our products, view the Company website at http://www.wextech.ca or call Howard Milne, V.P. Corporate Communications, at 604-683-8880 or 1-800-722-7549.

Per: Donna Shum, Corporate Secretary

INTERNATIONAL WEX TECHNOLOGIES INC.

NEWS BULLETIN

Trading Symbol
CDNX: **WXI**

INTERNATIONAL WEX TECHNOLOGIES INC.
Suite 2000
777 Hornby Street
Vancouver, B.C.
Canada V6Z 1S4
Tel: 604-683-8880
Fax: 604-683-8868
Toll Free: 1-800-722-7549
World Wide Web:
http://www.wextech.ca
E-Mail: wex@wextech.ca

11/02

March 27, 2002

CDNX Trading Symbol: **WXI**
World Wide Web: http://www.wextech.ca
E-mail: wex@wextech.ca

COPY

LONG TERM EFFICACY AND SAFETY STUDY ACCEPTED

International Wex Technologies Inc. (the "Company") is pleased to announce that it has received from Health Canada its 'NO OBJECTION LETTER'. This allows patients participating in our clinical trials and who receive benefit from the drug to continue having access to it.

This is a multi-centre, open label, multi-dose long term safety and efficacy study of Tetrodotoxin (TTX). The study will include all centers where previously and prospectively TTX has been involved in a clinical study phase. All participants will be closely monitored and must go through an inclusion and exclusion criteria per treatment cycle.

Mr. Frank Shum, Chairman and CEO said, "I am delighted with this good news from Health Canada as we thought and obviously Health Canada did also, that this was the only morally, decent and responsible way to proceed."

In the area of neuro-bioscience, the Company is focusing on the fields of pain management, drug addiction treatment and anaesthesia. The Company is developing products that contain a sodium channel blocking compound and derivates extracted from natural organic substance using its proprietary manufacturing technology.

For additional information on our products, view the Company website at http://www.wextech.ca or call Howard Milne, V.P. Corporate Communications, at 604-683-8880 or 1-800-722-7549.

Per: Donna Shum, Corporate Secretary

INTERNATIONAL WEX TECHNOLOGIES INC.

NEWS BULLETIN

Trading Symbol
CDNX: **WXI**

INTERNATIONAL
WEX TECHNOLOGIES INC.
Suite 2000
777 Hornby Street
Vancouver, B.C.
Canada V6Z 1S4
Tel: 604-683-8880
Fax: 604-683-8868
Toll Free: 1-800-722-7549
World Wide Web:
http://www.wextech.ca
E-Mail: wex@wextech.ca

11/02 March 27, 2002

CDNX Trading Symbol: **WXI**
World Wide Web: http://www.wextech.ca
E-mail: wex@wextech.ca

COPY

LONG TERM EFFICACY AND SAFETY STUDY ACCEPTED

International Wex Technologies Inc. (the "Company") is pleased to announce that it has received from Health Canada its 'NO OBJECTION LETTER'. This allows patients participating in our clinical trials and who receive benefit from the drug to continue having access to it.

This is a multi-centre, open label, multi-dose long term safety and efficacy study of Tetrodotoxin (TTX). The study will include all centers where previously and prospectively TTX has been involved in a clinical study phase. All participants will be closely monitored and must go through an inclusion and exclusion criteria per treatment cycle.

Mr. Frank Shum, Chairman and CEO said, "I am delighted with this good news from Health Canada as we thought and obviously Health Canada did also, that this was the only morally, decent and responsible way to proceed."

In the area of neuro-bioscience, the Company is focusing on the fields of pain management, drug addiction treatment and anaesthesia. The Company is developing products that contain a sodium channel blocking compound and derivates extracted from natural organic substance using its proprietary manufacturing technology.

For additional information on our products, view the Company website at http://www.wextech.ca or call Howard Milne, V.P. Corporate Communications, at 604-683-8880 or 1-800-722-7549.

Per: Donna Shum, Corporate Secretary

The Canadian Venture Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release

INTERNATIONAL WEX TECHNOLOGIES INC.

NEWS BULLETIN

Trading Symbol
CDNX: **WXI**

INTERNATIONAL WEX TECHNOLOGIES INC.
Suite 2000
777 Hornby Street
Vancouver, B.C.
Canada V6Z 1S4
Tel: 604-683-8880
Fax: 604-683-8868
Toll Free: 1-800-722-7549
World Wide Web:
http://www.wextech.ca
E-Mail: wex@wextech.ca

11/02

March 27, 2002

CDNX Trading Symbol: **WXI**
World Wide Web: http://www.wextech.ca
E-mail: wex@wextech.ca

LONG TERM EFFICACY AND SAFETY STUDY ACCEPTED

International Wex Technologies Inc. (the "Company") is pleased to announce that it has received from Health Canada its 'NO OBJECTION LETTER'. This allows patients participating in our clinical trials and who receive benefit from the drug to continue having access to it.

This is a multi-centre, open label, multi-dose long term safety and efficacy study of Tetrodotoxin (TTX). The study will include all centers where previously and prospectively TTX has been involved in a clinical study phase. All participants will be closely monitored and must go through an inclusion and exclusion criteria per treatment cycle.

Mr. Frank Shum, Chairman and CEO said, "I am delighted with this good news from Health Canada as we thought and obviously Health Canada did also, that this was the only morally, decent and responsible way to proceed."

In the area of neuro-bioscience, the Company is focusing on the fields of pain management, drug addiction treatment and anaesthesia. The Company is developing products that contain a sodium channel blocking compound and derivates extracted from natural organic substance using its proprietary manufacturing technology.

For additional information on our products, view the Company website at http://www.wextech.ca or call Howard Milne, V.P. Corporate Communications, at 604-683-8880 or 1-800-722-7549.

Per: Donna Shum, Corporate Secretary

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL WEX TECHNOLOGIES INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 15 03 02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SHUM

GIVEN NAMES: HAY KONG

NO. STREET APT: FLAT 2301, C BLOCK, FORTRESS TOWER

CITY: NORTH POINT, HONG KONG

PROV. POSTAL CODE

BUSINESS TELEPHONE NUMBER

BUSINESS FAX NUMBER

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	790,510	15	04	02	10		1,000	2.15		789,510	1	
Common	789,510	16	04	02	10	200		2.10		789,710	1	
Common	789,710	16	04	02	10	200		2.11		789,910	1	
Common	789,910	16	04	02	10	200		2.15		790,110	1	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HAY KONG SHUM

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 25 04 02

INSTRUCTIONS

Insider Reports in English and French are available from Manitoba, Ontario and Québec. If you are a corporate insider in the province of Québec, you will receive correspondence in French. Individuals in the province of Québec will receive, upon request, correspondence in English.

Where an insider of a reporting issuer does not own or have control or direction over securities of the reporting issuer, or where an insider's ownership or direction or control over securities of the reporting issuer remains unchanged from the last report filed, a report is not required. Insider reports are not required to be filed in New Brunswick, the Northwest Territories, Nunavut, Prince Edward Island or the Yukon.

If you have any questions about the form you should be using to file your report, see National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*.

BOX 1 Name of the reporting issuer
Provide the full legal name of the reporting issuer. Use a separate report for each reporting issuer.

BOX 2 Insider data
Indicate all of your relationship(s) to the reporting issuer using the following codes:

Reporting issuer that has acquired securities issued by itself	1
Subsidiary of the reporting issuer	2
Security holder who beneficially owns or who exercises control or direction over more than 10% of the securities of the reporting issuer (Québec *Securities Act* – 10% of a class of shares) to which are attached voting rights or an unlimited right to a share of the profits and to its assets in case of winding up	3
Director of a reporting issuer	4
Senior officer of a reporting issuer	5
Director or senior officer of a security holder referred to in 3	6
Director or senior officer of an insider or subsidiary of the reporting issuer, other than in 4, 5 and 6	7
Deemed insider – 6 months before becoming an insider	8

If you have filed a report before, indicate whether your relationship to the reporting issuer has changed.

Specify the date of the last report you filed, and if it is an initial report, the date on which you became an insider.

BOX 3 Name, address and telephone number of the insider
Provide your name, address and business telephone number.

BOX 4 Jurisdiction
Indicate each jurisdiction where the issuer is a reporting issuer or the equivalent.

BOX 5 Insider holdings and changes
Show direct and indirect holdings separately, both in the initial report and where a transaction is reported. Indicate only one transaction per line.

For an initial report complete only:
- (A) designation of class of securities held
- (D) present balance of class of securities held
- (E) nature of ownership (see List of Codes)
- (F) identification of the registered holder where ownership is not direct

If you acquired or disposed of securities while an insider, complete sections (A) to (F):

(A) Indicate a designation of the securities traded that is sufficient to identify the class, including yield, series, maturity.

(B) Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, before the transaction that is being reported.

(C) Indicate for each transaction:
- the date of the transaction (not the settlement date)
- the nature of the transaction (see List of Codes)
- the number of securities acquired or disposed of, or for debt securities, the aggregate nominal value
- the unit price paid or received on the day of the transaction, excluding the commission
- if the report is in United States dollars, check the space under "$ US"

List of Codes

BOX 5 (C) Nature of transaction

General	
Acquisition or disposition in the public market	10
Acquisition or disposition carried out privately	11
Acquisition or disposition under a prospectus	15
Acquisition or disposition under a prospectus exemption	16
Acquisition or disposition pursuant to a take-over bid, merger or acquisition	22
Acquisition or disposition under a purchase/ownership plan	30
Stock dividend	35
Conversion or exchange	36
Stock split or consolidation	37
Redemption/retraction/cancellation/repurchase	38
Short sale	40
Compensation for property	45
Compensation for services	46
Acquisition or disposition by gift	47
Acquisition by inheritance or disposition by bequest	48
Issuer Derivatives	
Grant of options	50
Exercise of options	51
Expiration of options	52
Grant of warrants	53
Exercise of warrants	54
Expiration of warrants	55
Grant of rights	56
Exercise of rights	57
Expiration of rights	58
Third Party Derivatives	
Acquisition or disposition (writing) of third party derivative	70
Exercise of third party derivative	71
Other settlement of third party derivative	72
Expiration of third party derivative	73
Miscellaneous	
Change in the nature of ownership	90
Other	97

(D) Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, after the transaction that is being reported.

(E) Indicate the nature of ownership, control or direction of the class of securities held using the following codes:

Direct ownership	1
Indirect ownership (identify the registered holder)	2
Control or direction (identify the registered holder)	3

(F) For securities that are indirectly held, or over which control or direction is exercised, identify the registered holder.

BOX 6 Remarks
Add any explanation necessary to make the report clearly understandable.

If space provided for any item is insufficient, additional sheets may be used. Additional sheets must refer to the appropriate Box and must be properly identified and signed.

Office staff are not permitted to alter a report.

BOX 7 Signature and filing
Sign and date the report.

File one copy of the report in each jurisdiction in which the issuer is reporting within the time limits prescribed by the applicable laws of that jurisdiction.

Manually sign the report.

Legibly print or type the name of each individual signing the report.

If the report is filed on behalf of a company, partnership, trust or other entity, legibly print or type the name of that entity after the signature.

If the report is signed on behalf of an individual by an agent, there shall be filed with each jurisdiction in which the report is filed a duly completed power of attorney.

If the report is filed by facsimile in accordance with National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*, the report should be sent to the applicable securities regulatory authority at the fax number set out below.

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, AB T2P 3C4
Attention: Information Officer *
Telephone: (403) 297-6454
Fax: (403) 297-6156

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2
Attention: Supervisor, Insider Reporting *
Telephone: (604) 899-6500 or
(800) 373-6393 (in BC)
Fax: (604) 899-6550

The Manitoba Securities Commission
1130 – 405 Broadway
Winnipeg, MB R3C 3L6
Attention: Continuous Disclosure *
Telephone: (204) 945-2548
Fax: (204) 945-4508

Securities Commission of Newfoundland
P.O. Box 8700, 2nd Floor West Block
Confederation Building
St. John's, NF A1B 4J6
Attention: Director of Securities *
Telephone: (709) 729-4189
Fax: (709) 729-6187

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street, P.O. Box 458
Halifax, NS B3J 3J9
Attention: FOI Officer *
Telephone: (902) 424-7768
Fax: (902) 424-4625

Ontario Securities Commission
Suite 1903, Box 55, 20 Queen Street West
Toronto, ON M5H 3S8
Attention: FOI Coordinator *
Telephone: (416) 593-8314
Fax: (416) 593-3666

Commission des valeurs mobilières du Québec **
Stock Exchange Tower
P.O. Box 246, 22nd Floor
800 Victoria Square
Montreal, PQ H4Z 1G3
Attention: Responsable de l'accès à l'information *
Telephone: (514) 940-2150 or
(800) 361-5072 (in Québec)
Fax: (514) 873-3120

Saskatchewan Securities Commission
800 – 1920 Broad Street
Regina, SK S4P 3V7
Attention: Director *
Telephone: (306) 787-5645
Fax: (306) 787-5899

* For questions about the collection and use of personal information.

** In Québec questions about the collection and use of personal information may also be addressed to the Commission d'accès à l'information du Québec (1-888-528-7741).

COPY

FORM 55-102F6

INSIDER REPORT

(See Instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL WEX TECHNOLOGIES INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY 15 MONTH 03 YEAR 02

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES [ ] NO [X]

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SHUM

GIVEN NAMES: HAY KONG

NO. STREET APT: FLAT 2301, C BLOCK, FORTRESS TOWER

CITY: NORTH POINT, HONG KONG

PROV. POSTAL CODE

BUSINESS TELEPHONE NUMBER

BUSINESS FAX NUMBER

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES [ ] NO [ ]

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA
[X] BRITISH COLUMBIA
[ ] MANITOBA
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA
[ ] ONTARIO
[ ] QUÉBEC
[ ] SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	790,510	15	04	02	10		1,000	2.15		789,510	1	
Common	789,510	16	04	02	10	200		2.10		789,710	1	
Common	789,710	16	04	02	10	200		2.11		789,910	1	
Common	789,910	16	04	02	10	200		2.15		790,110	1	

ATTACHMENT: YES [ ] NO [X]

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HAY KONG SHUM

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 25 MONTH 04 YEAR 02

INSTRUCTIONS

Insider Reports in English and French are available from Manitoba, Ontario and Québec. If you are a corporate insider in the province of Québec, you will receive correspondence in French. Individuals in the province of Québec will receive, upon request, correspondence in English.

Where an insider of a reporting issuer does not own or have control or direction over securities of the reporting issuer, or where an insider's ownership or direction or control over securities of the reporting issuer remains unchanged from the last report filed, a report is not required. Insider reports are not required to be filed in New Brunswick, the Northwest Territories, Nunavut, Prince Edward Island or the Yukon.

If you have any questions about the form you should be using to file your report, see National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI).*

BOX 1 Name of the reporting issuer

Provide the full legal name of the reporting issuer. Use a separate report for each reporting issuer.

BOX 2 Insider data

Indicate all of your relationship(s) to the reporting issuer using the following codes:

Reporting issuer that has acquired securities issued by itself	1
Subsidiary of the reporting issuer	2
Security holder who beneficially owns or who exercises control or direction over more than 10% of the securities of the reporting issuer (Québec *Securities Act* – 10% of a class of shares) to which are attached voting rights or an unlimited right to a share of the profits and to its assets in case of winding up	3
Director of a reporting issuer	4
Senior officer of a reporting issuer	5
Director or senior officer of a security holder referred to in 3	6
Director or senior officer of an insider or subsidiary of the reporting issuer, other than in 4, 5 and 6	7
Deemed insider – 6 months before becoming an insider	8

If you have filed a report before, indicate whether your relationship to the reporting issuer has changed.

Specify the date of the last report you filed, and if it is an initial report, the date on which you became an insider.

BOX 3 Name, address and telephone number of the insider

Provide your name, address and business telephone number.

BOX 4 Jurisdiction

Indicate each jurisdiction where the issuer is a reporting issuer or the equivalent.

BOX 5 Insider holdings and changes

Show direct and indirect holdings separately, both in the initial report and where a transaction is reported. Indicate only one transaction per line.

For an initial report complete only:

- (A) designation of class of securities held
- (D) present balance of class of securities held
- (E) nature of ownership (see List of Codes)
- (F) identification of the registered holder where ownership is not direct

If you acquired or disposed of securities while an insider, complete sections (A) to (F):

- (A) Indicate a designation of the securities traded that is sufficient to identify the class, including yield, series, maturity.
- (B) *Indicate the number of securities, or for debt securities, the* aggregate nominal value, of the class held, directly and indirectly, before the transaction that is being reported.
- (C) Indicate for each transaction:
  - the date of the transaction (not the settlement date)
  - the nature of the transaction (see List of Codes)
  - the number of securities acquired or disposed of, or for debt securities, the aggregate nominal value
  - the unit price paid or received on the day of the transaction, excluding the commission
  - if the report is in United States dollars, check the space under "$ US"

List of Codes

BOX 5 (C) Nature of transaction

General	
Acquisition or disposition in the public market	10
Acquisition or disposition carried out privately	11
Acquisition or disposition under a prospectus	15
Acquisition or disposition under a prospectus exemption	16
Acquisition or disposition pursuant to a take-over bid, merger or acquisition	22
Acquisition or disposition under a purchase/ownership plan	30
Stock dividend	35
Conversion or exchange	36
Stock split or consolidation	37
Redemption/retraction/cancellation/repurchase	38
Short sale	40
Compensation for property	45
Compensation for services	46
Acquisition or disposition by gift	47
Acquisition by inheritance or disposition by bequest	48
Issuer Derivatives	
Grant of options	50
Exercise of options	51
Expiration of options	52
Grant of warrants	53
Exercise of warrants	54
Expiration of warrants	55
Grant of rights	56
Exercise of rights	57
Expiration of rights	58
Third Party Derivatives	
Acquisition or disposition (writing) of third party derivative	70
Exercise of third party derivative	71
Other settlement of third party derivative	72
Expiration of third party derivative	73
Miscellaneous	
Change in the nature of ownership	90
Other	97

(D) Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, after the transaction that is being reported.

(E) Indicate the nature of ownership, control or direction of the class of securities held using the following codes:

Direct ownership	1
Indirect ownership (identify the registered holder)	2
Control or direction (identify the registered holder)	3

(F) For securities that are indirectly held, or over which control or direction is exercised, identify the registered holder.

BOX 6 Remarks

Add any explanation necessary to make the report clearly understandable.

If space provided for any item is insufficient, additional sheets may be used. Additional sheets must refer to the appropriate Box and must be properly identified and signed.

Office staff are not permitted to alter a report.

BOX 7 Signature and filing

Sign and date the report.

File one copy of the report in each jurisdiction in which the issuer is *reporting within the time limits prescribed by the applicable laws of that* jurisdiction.

Manually sign the report.

Legibly print or type the name of each individual signing the report.

If the report is filed on behalf of a company, partnership, trust or other entity, legibly print or type the name of that entity after the signature.

If the report is signed on behalf of an individual by an agent, there shall be filed with each jurisdiction in which the report is filed a duly completed power of attorney.

If the report is filed by facsimile in accordance with National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*, the report should be sent to the applicable securities regulatory authority at the fax number set out below.

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, AB T2P 3C4
Attention: *Information Officer* *
Telephone: (403) 297-6454
Fax: (403) 297-6156

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver BC V7Y 1L2
Attention: Supervisor, Insider Reporting *
Telephone: (604) 899-6500 or
(800) 373-6393 (in BC)
Fax: (604) 899-6550

The Manitoba Securities Commission
1130 – 405 Broadway
Winnipeg, MB R3C 3L6
Attention: Continuous Disclosure *
Telephone: (204) 945-2548
Fax: (204) 945-4508

Securities Commission of Newfoundland
P.O. Box 8700, 2nd Floor West Block
Confederation Building
St. John's, NF A1B 4J6
Attention: Director of Securities *
Telephone: (709) 729-4189
Fax: (709) 729-6187

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street, P.O. Box 458
Halifax, NS B3J 3J9
Attention: FOI Officer *
Telephone: (902) 424-7768
Fax: (902) 424-4625

Ontario Securities Commission
Suite 1903, Box 55, 20 Queen Street West
Toronto, ON M5H 3S8
Attention: FOI Coordinator *
Telephone: (416) 593-8314
Fax: (416) 593-3666

Commission des valeurs mobilières du Québec **
Stock Exchange Tower
P.O. Box 246, 22nd Floor
800 Victoria Square
Montreal, PQ H4Z 1G3
Attention: Responsable de l'accès à l'information *
Telephone: (514) 940-2150 or
(800) 361-5072 (in Québec) *
Fax: (514) 873-3120

Saskatchewan Securities Commission
800 – 1920 Broad Street
Regina, SK S4P 3V7
Attention: *Director* *
Telephone: (306) 787-5645
Fax: (306) 787-5899

* *For questions about the collection and use of personal information.*

** In Québec questions about the collection and use of personal information may also be addressed to the Commission d'accès à l'information du Québec (1-888-528-7741).

FORM 55-102F6
INSIDER REPORT
(See Instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL WEX TECHNOLOGIES INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 | 5 | |

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 15 03 02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SHUM

GIVEN NAMES: HAY KONG

NO. STREET APT: FLAT 2301, C BLOCK, FORTRESS TOWER

CITY: NORTH POINT, HONG KONG

PROV. POSTAL CODE

BUSINESS TELEPHONE NUMBER

BUSINESS FAX NUMBER

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [ ] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA
[X] BRITISH COLUMBIA
[ ] MANITOBA
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA
[ ] ONTARIO
[ ] QUÉBEC
[ ] SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	790,510	15	04	02	10		1,000	2.15		789,510	1	
Common	789,510	16	04	02	10	200		2.10		789,710	1	
Common	789,710	16	04	02	10	200		2.11		789,910	1	
Common	789,910	16	04	02	10	200		2.15		790,110	1	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HAY KONG SHUM

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 25 04 02

INSTRUCTIONS

Insider Reports in English and French are available from Manitoba, Ontario and Québec. If you are a corporate insider in the province of Québec, you will receive correspondence in French. Individuals in the province of Québec will receive, upon request, correspondence in English.

Where an insider of a reporting issuer does not own or have control or direction over securities of the reporting issuer, or where an insider's ownership or direction or control over securities of the reporting issuer remains unchanged from the last report filed, a report is not required. *Insider reports are not required to be filed in New Brunswick, the Northwest Territories, Nunavut, Prince Edward Island or the Yukon.*

If you have any questions about the form you should be using to file your report, see National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI).*

BOX 1 Name of the reporting issuer
Provide the full legal name of the reporting issuer. Use a separate report for each reporting issuer.

BOX 2 Insider data
Indicate all of your relationship(s) to the reporting issuer using the following codes:

Reporting issuer that has acquired securities issued by itself	1
Subsidiary of the reporting issuer	2
Security holder who beneficially owns or who exercises control or direction over more than 10% of the securities of the reporting issuer (Québec *Securities Act* – 10% of a class of shares) to which are attached voting rights or an unlimited right to a share of the profits and to its assets in case of winding up	3
Director of a reporting issuer	4
Senior officer of a reporting issuer	5
Director or senior officer of a security holder referred to in 3	6
Director or senior officer of an insider or subsidiary of the reporting issuer, other than in 4, 5 and 6	7
Deemed insider – 6 months before becoming an insider	8

If you have filed a report before, indicate whether your relationship to the reporting issuer has changed.

Specify the date of the last report you filed, and if it is an initial report, the date on which you became an insider.

BOX 3 Name, address and telephone number of the insider
Provide your name, address and business telephone number.

BOX 4 Jurisdiction
Indicate each jurisdiction where the issuer is a reporting issuer or the equivalent.

BOX 5 Insider holdings and changes
Show direct and indirect holdings separately, both in the initial report, and where a transaction is reported. Indicate only one transaction per line.

For an initial report complete only:

- (A) designation of class of securities held
- (D) present balance of class of securities held
- (E) nature of ownership (see List of Codes)
- (F) identification of the registered holder where ownership is not direct

If you acquired or disposed of securities while an insider, complete sections (A) to (F):

- (A) *Indicate a designation of the securities traded that is sufficient to identify the class, including yield, series, maturity.*
- (B) Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, before the transaction that is being reported.
- (C) Indicate for each transaction:
  - the date of the transaction (not the settlement date)
  - the nature of the transaction (see List of Codes)
  - the number of securities acquired or disposed of, or for debt securities, the aggregate nominal value
  - the unit price paid or received on the day of the transaction, excluding the commission
  - if the report is in United States dollars, check the space under "$ US"

List of Codes

BOX 5 (C) Nature of transaction

General

Acquisition or disposition in the public market	10
Acquisition or disposition carried out privately	11
Acquisition or disposition under a prospectus	15
Acquisition or disposition under a prospectus exemption	16
Acquisition or disposition pursuant to a take-over bid, merger or acquisition	22
Acquisition or disposition under a purchase/ownership plan	30
Stock dividend	35
Conversion or exchange	36
Stock split or consolidation	37
Redemption/retraction/cancellation/repurchase	38
Short sale	40
Compensation for property	45
Compensation for services	46
Acquisition or disposition by gift	47
Acquisition by inheritance or disposition by bequest	48

Issuer Derivatives

Grant of options	50
Exercise of options	51
Expiration of options	52
Grant of warrants	53
Exercise of warrants	54
Expiration of warrants	55
Grant of rights	56
Exercise of rights	57
Expiration of rights	58

Third Party Derivatives

Acquisition or disposition (writing) of third party derivative	70
Exercise of third party derivative	71
Other settlement of third party derivative	72
Expiration of third party derivative	73

Miscellaneous

Change in the nature of ownership	90
Other	97

(D) Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, after the transaction that is being reported.

(E) Indicate the nature of ownership, control or direction of the class of securities held using the following codes:

Direct ownership	1
Indirect ownership (identify the registered holder)	2
Control or direction (identify the registered holder)	3

(F) For securities that are indirectly held, or over which control or direction is exercised, identify the registered holder.

BOX 6 Remarks
Add any explanation necessary to make the report clearly understandable.

If space provided for any item is insufficient, additional sheets *may be used. Additional sheets must refer to the appropriate* Box and must be properly identified and signed.

Office staff are not permitted to alter a report.

BOX 7 Signature and filing
Sign and date the report.

File one copy of the report in each jurisdiction in which the issuer is reporting within the time limits prescribed by the applicable laws of that jurisdiction.

Manually sign the report.

Legibly print or type the name of each individual signing the report.

If the report is filed on behalf of a company, partnership, trust or other entity, legibly print or type the name of that entity after the signature.

If the report is signed on behalf of an individual by an agent, there shall be filed with each jurisdiction in which the report is filed a duly completed power of attorney.

If the report is filed by facsimile in accordance with National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*, the report should be sent to the applicable securities regulatory authority at the fax number set out below.

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, AB T2P 3C4
Attention: Information Officer *
Telephone: (403) 297-6454
Fax: (403) 297-6156

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver BC V7Y 1L2
Attention: Supervisor, Insider Reporting *
Telephone: (604) 899-6500 or
(800) 373-6393 (in BC)
Fax: (604) 899-6550

The Manitoba Securities Commission
1130 – 405 Broadway
Winnipeg, MB R3C 3L6
Attention: Continuous Disclosure *
Telephone: (204) 945-2548
Fax: (204) 945-4508

Securities Commission of Newfoundland
P.O. Box 8700, 2nd Floor West Block
Confederation Building
St. John's, NF A1B 4J6
Attention: Director of Securities *
Telephone: (709) 729-4189
Fax: (709) 729-6187

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street, P.O. Box 458
Halifax, NS B3J 3J9
Attention: FOI Officer *
Telephone: (902) 424-7768
Fax: (902) 424-4625

Ontario Securities Commission
Suite 1903, Box 55, 20 Queen Street West
Toronto, ON M5H 3S8
Attention: FOI Coordinator *
Telephone: (416) 593-8314
Fax: (416) 593-3666

Commission des valeurs mobilières du Québec **
Stock Exchange Tower
P.O. Box 246, 22nd Floor
800 Victoria Square
Montreal, PQ H4Z 1G3
Attention: Responsable de l'accès à l'information *
Telephone: (514) 940-2150 or
(800) 361-5072 (in Québec)
Fax: (514) 873-3120

Saskatchewan Securities Commission
800 – 1920 Broad Street
Regina, SK S4P 3V7
Attention: Director *
Telephone: (306) 787-5645
Fax: (306) 787-5899

* For questions about the collection and use of personal information.

** In Québec questions about the collection and use of personal information may also be addressed to the Commission d'accès à l'information du Québec (1-888-528-7741).

COPY

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice — Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL WEX TECHNOLOGIES INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY 15 MONTH 03 YEAR 02

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SHUM

GIVEN NAMES: HAY KONG

NO. STREET APT: FLAT 2301, C BLOCK, FORTRESS TOWER

CITY: NORTH POINT, HONG KONG

PROV. POSTAL CODE

BUSINESS TELEPHONE NUMBER

BUSINESS FAX NUMBER

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [ ] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA
[X] BRITISH COLUMBIA
[ ] MANITOBA
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA
[ ] ONTARIO
[ ] QUÉBEC
[ ] SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	790,510	15	04	02	10		1,000	2.15		789,510	1	
Common	789,510	16	04	02	10	200		2.10		789,710	1	
Common	789,710	16	04	02	10	200		2.11		789,910	1	
Common	789,910	16	04	02	10	200		2.15		790,110	1	

ATTACHMENT [ ] YES [X] NO

BOX 6. REMARKS

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HAY KONG SHUM

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 25 MONTH 04 YEAR 02

BCSC 55-102F6 Rev. 2001 / 6 / 25

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

INSTRUCTIONS

Insider Reports in English and French are available from Manitoba, Ontario and Québec. If you are a corporate insider in the province of Québec, you will receive correspondence in French. Individuals in the province of Québec will receive, upon request, correspondence in English.

Where an insider of a reporting issuer does not own or have control or direction over securities of the reporting issuer, or where an insider's ownership or direction or control over securities of the reporting issuer remains unchanged from the last report filed, a report is not required. Insider reports are not required to be filed in New Brunswick, the Northwest Territories, Nunavut, Prince Edward Island or the Yukon.

If you have any questions about the form you should be using to file your report, see National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*.

BOX 1 Name of the reporting issuer
Provide the full legal name of the reporting issuer. Use a separate report for each reporting issuer.

BOX 2 Insider data
Indicate all of your relationship(s) to the reporting issuer using the following codes:

Reporting issuer that has acquired securities issued by itself	1
Subsidiary of the reporting issuer	2
Security holder who beneficially owns or who exercises control or direction over more than 10% of the securities of the reporting issuer (Québec *Securities Act* — 10% of a class of shares) to which are attached voting rights or an unlimited right to a share of the profits and to its assets in case of winding up	3
Director of a reporting issuer	4
Senior officer of a reporting issuer	5
Director or senior officer of a security holder referred to in 3	6
Director or senior officer of an insider or subsidiary of the reporting issuer, other than in 4, 5 and 6	7
Deemed insider — 6 months before becoming an insider	8

If you have filed a report before, indicate whether your relationship to the reporting issuer has changed.

Specify the date of the last report you filed, and if it is an initial report, the date on which you became an insider.

BOX 3 Name, address and telephone number of the insider
Provide your name, address and business telephone number.

BOX 4 Jurisdiction
Indicate each jurisdiction where the issuer is a reporting issuer or the equivalent.

BOX 5 Insider holdings and changes
Show direct and indirect holdings separately, both in the initial report and where a transaction is reported. Indicate only one transaction per line.

For an initial report complete only:

- (A) designation of class of securities held
- (D) present balance of class of securities held
- (E) nature of ownership (see List of Codes)
- (F) identification of the registered holder where ownership is not direct

If you acquired or disposed of securities while an insider, complete sections (A) to (F):

- (A) Indicate a designation of the securities traded that is sufficient to identify the class, including yield, series, maturity.
- (B) Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, before the transaction that is being reported.
- (C) Indicate for each transaction:
  - the date of the transaction (not the settlement date)
  - the nature of the transaction (see List of Codes)
  - the number of securities acquired or disposed of, or for debt securities, the aggregate nominal value
  - the unit price paid or received on the day of the transaction, excluding the commission
  - if the report is in United States dollars, check the space under "$ US"

List of Codes

BOX 5 (C) Nature of transaction

General

Acquisition or disposition in the public market	10
Acquisition or disposition carried out privately	11
Acquisition or disposition under a prospectus	15
Acquisition or disposition under a prospectus exemption	16
Acquisition or disposition pursuant to a take-over bid, merger or acquisition	22
Acquisition or disposition under a purchase/ownership plan	30
Stock dividend	35
Conversion or exchange	36
Stock split or consolidation	37
Redemption/retraction/cancellation/repurchase	38
Short sale	40
Compensation for property	45
Compensation for services	46
Acquisition or disposition by gift	47
Acquisition by inheritance or disposition by bequest	48

Issuer Derivatives

Grant of options	50
Exercise of options	51
Expiration of options	52
Grant of warrants	53
Exercise of warrants	54
Expiration of warrants	55
Grant of rights	56
Exercise of rights	57
Expiration of rights	58

Third Party Derivatives

Acquisition or disposition (writing) of third party derivative	70
Exercise of third party derivative	71
Other settlement of third party derivative	72
Expiration of third party derivative	73

Miscellaneous

Change in the nature of ownership	90
Other	97

(D) Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, after the transaction that is being reported.

(E) Indicate the nature of ownership, control or direction of the class of securities held using the following codes:

Direct ownership	1
Indirect ownership (identify the registered holder)	2
Control or direction (identify the registered holder)	3

(F) For securities that are indirectly held, or over which control or direction is exercised, identify the registered holder.

BOX 6 Remarks
Add any explanation necessary to make the report clearly understandable.

If space provided for any item is insufficient, additional sheets may be used. Additional sheets must refer to the appropriate Box and must be properly identified and signed.

Office staff are not permitted to alter a report.

BOX 7 Signature and filing
Sign and date the report.

File one copy of the report in each jurisdiction in which the issuer is reporting within the time limits prescribed by the applicable laws of that jurisdiction.

Manually sign the report.

Legibly print or type the name of each individual signing the report.

If the report is filed on behalf of a company, partnership, trust or other entity, legibly print or type the name of that entity after the signature.

If the report is signed on behalf of an individual by an agent, there shall be filed with each jurisdiction in which the report is filed a duly completed power of attorney.

If the report is filed by facsimile in accordance with National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*, the report should be sent to the applicable securities regulatory authority at the fax number set out below:

Alberta Securities Commission
4th Floor, 300 — 5th Avenue S.W.
Calgary, AB T2P 3C4
Attention: Information Officer *
Telephone: (403) 297-6454
Fax: (403) 297-6156

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver BC V7Y 1L2
Attention: Supervisor, Insider Reporting *
Telephone: (604) 899-6500 or (800) 373-6393 (in BC)
Fax: (604) 899-6550

The Manitoba Securities Commission
1130 — 405 Broadway
Winnipeg, MB R3C 3L6
Attention: Continuous Disclosure *
Telephone: (204) 945-2548
Fax: (204) 945-4508

Securities Commission of Newfoundland
P.O. Box 8700, 2nd Floor West Block
Confederation Building
St. John's, NF A1B 4J6
Attention: Director of Securities *
Telephone: (709) 729-4189
Fax: (709) 729-6187

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street, P.O. Box 458
Halifax, NS B3J 3J9
Attention: FOI Officer *
Telephone: (902) 424-7768
Fax: (902) 424-4625

Ontario Securities Commission
Suite 1903, Box 55, 20 Queen Street West
Toronto, ON M5H 3S8
Attention: FOI Coordinator *
Telephone: (416) 593-8314
Fax: (416) 593-3666

Commission des valeurs mobilières du Québec **
Stock Exchange Tower
P.O. Box 246, 22nd Floor
800 Victoria Square
Montreal, PQ H4Z 1G3
Attention: Responsable de l'accès à l'information *
Telephone: (514) 940-2150 or (800) 361-5072 (in Québec)
Fax: (514) 873-3120

Saskatchewan Securities Commission
800, — 1920 Broad Street
Regina, SK S4P 3V7
Attention: Director *
Telephone: (306) 787-5645
Fax: (306) 787-5899

* For questions about the collection and use of personal information.

** In Québec questions about the collection and use of personal information may also be addressed to the Commission d'accès à l'information du Québec (1-888-528-7741).

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL WEX TECHNOLOGIES INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 15 03 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SHUM

GIVEN NAMES: HAY KONG

NO. STREET APT: FLAT 2301, C BLOCK, FORTRESS TOWER

CITY: NORTH POINT, HONG KONG

PROV. POSTAL CODE

BUSINESS TELEPHONE NUMBER

BUSINESS FAX NUMBER

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [ ] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [ ] ONTARIO
[X] BRITISH COLUMBIA [ ] QUÉBEC
[ ] MANITOBA [ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	790,510	15	04	02	10		1,000	2.15		789,510	1	
Common	789,510	16	04	02	10	200		2.10		789,710	1	
Common	789,710	16	04	02	10	200		2.11		789,910	1	
Common	789,910	16	04	02	10	200		2.15		790,110	1	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HAY KONG SHUM

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 25 04 02

INSTRUCTIONS

Insider Reports in English and French are available from Manitoba, Ontario and Québec. If you are a corporate insider in the province of Québec, you will receive correspondence in French. Individuals in the province of Québec will receive, upon request, correspondence in English.

Where an insider of a reporting issuer does not own or have control or direction over securities of the reporting issuer, or where an insider's ownership or direction or control over securities of the reporting issuer remains unchanged from the last report filed, a report is not required. Insider reports are not required to be filed in New Brunswick, the Northwest Territories, Nunavut, Prince Edward Island or the Yukon.

If you have any questions about the form you should be using to file your report, see National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*.

BOX 1 Name of the reporting issuer
Provide the full legal name of the reporting issuer. Use a separate report for each reporting issuer.

BOX 2 Insider data
Indicate all of your relationship(s) to the reporting issuer using the following codes:

Reporting issuer that has acquired securities issued by itself	1
Subsidiary of the reporting issuer	2
Security holder who beneficially owns or who exercises control or direction over more than 10% of the securities of the reporting issuer (Québec *Securities Act* – 10% of a class of shares) to which are attached voting rights or an unlimited right to a share of the profits and to its assets in case of winding up	3
Director of a reporting issuer	4
Senior officer of a reporting issuer	5
Director or senior officer of a security holder referred to in 3	6
Director or senior officer of an insider or subsidiary of the reporting issuer, other than in 4, 5 and 6	7
Deemed insider – 6 months before becoming an insider	8

If you have filed a report before, indicate whether your relationship to the reporting issuer has changed.

Specify the date of the last report you filed, and if it is an initial report, the date on which you became an insider.

BOX 3 Name, address and telephone number of the insider
Provide your name, address and business telephone number.

BOX 4 Jurisdiction
Indicate each jurisdiction where the issuer is a reporting issuer or the equivalent.

BOX 5 Insider holdings and changes
Show direct and indirect holdings separately, both in the initial report and where a transaction is reported. Indicate only one transaction per line.

For an initial report complete only:

- (A) designation of class of securities held
- (D) present balance of class of securities held
- (E) nature of ownership (see List of Codes)
- (F) identification of the registered holder where ownership is not direct

If you acquired or disposed of securities while an insider, complete sections (A) to (F):

- (A) Indicate a designation of the securities traded that is sufficient to identify the class, including yield, series, maturity.
- (B) *Indicate the number of securities, or for debt securities, the* aggregate nominal value, of the class held, directly and indirectly, before the transaction that is being reported.
- (C) Indicate for each transaction:
  - the date of the transaction (not the settlement date)
  - the nature of the transaction (see List of Codes)
  - the number of securities acquired or disposed of, or for debt securities, the aggregate nominal value
  - the unit price paid or received on the day of the transaction, excluding the commission
  - if the report is in United States dollars, check the space under "$ US"

List of Codes

BOX 5 (C) Nature of transaction

General

Acquisition or disposition in the public market	10
Acquisition or disposition carried out privately	11
Acquisition or disposition under a prospectus	15
Acquisition or disposition under a prospectus exemption	16
Acquisition or disposition pursuant to a take-over bid, merger or acquisition	22
Acquisition or disposition under a purchase/ownership plan	30
Stock dividend	35
Conversion or exchange	36
Stock split or consolidation	37
Redemption/retraction/cancellation/repurchase	38
Short sale	40
Compensation for property	45
Compensation for services	46
Acquisition or disposition by gift	47
Acquisition by inheritance or disposition by bequest	48

Issuer Derivatives

Grant of options	50
Exercise of options	51
Expiration of options	52
Grant of warrants	53
Exercise of warrants	54
Expiration of warrants	55
Grant of rights	56
Exercise of rights	57
Expiration of rights	58

Third Party Derivatives

Acquisition or disposition (writing) of third party derivative	70
Exercise of third party derivative	71
Other settlement of third party derivative	72
Expiration of third party derivative	73

Miscellaneous

Change in the nature of ownership	90
Other	97

(D) Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly *and indirectly, after the transaction that is being reported.*

(E) Indicate the nature of ownership, control or direction of the class of securities held using the following codes:

Direct ownership	1
Indirect ownership (identify the registered holder)	2
Control or direction (identify the registered holder)	3

(F) For securities that are indirectly held, or over which control or direction is exercised, identify the registered holder.

BOX 6 Remarks
Add any explanation necessary to make the report clearly understandable.

If space provided for any item is insufficient, additional sheets may be used. Additional sheets must refer to the appropriate Box and must be properly identified and signed.

Office staff are not permitted to alter a report.

BOX 7 Signature and filing
Sign and date the report.

File one copy of the report in each jurisdiction in which the issuer is reporting within the time limits prescribed by the applicable laws of that jurisdiction.

Manually sign the report.

Legibly print or type the name of each individual signing the report.

If the report is filed on behalf of a company, partnership, trust or other entity, legibly print or type the name of that entity after the signature.

If the report is signed on behalf of an individual by an agent, there *shall be filed with each jurisdiction in which the report is filed a duly* completed power of attorney.

If the report is filed by facsimile in accordance with National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*, the report should be sent to the applicable securities regulatory authority at the fax number set out below.

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, AB T2P 3C4
Attention: Information Officer *
Telephone: (403) 297-6454
Fax: (403) 297-6156

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver BC V7Y 1L2
Attention: Supervisor, Insider Reporting *
Telephone: (604) 899-6500 or (800) 373-6393 (in BC)
Fax: (604) 899-6550

The Manitoba Securities Commission
1130 – 405 Broadway
Winnipeg, MB R3C 3L6
Attention: Continuous Disclosure *
Telephone: (204) 945-2548
Fax: (204) 945-4508

Securities Commission of Newfoundland
P.O. Box 8700, 2nd Floor West Block
Confederation Building
St. John's, NF A1B 4J6
Attention: Director of Securities *
Telephone: (709) 729-4189
Fax: (709) 729-6187

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street, P.O. Box 458
Halifax, NS B3J 3J9
Attention: FOI Officer *
Telephone: (902) 424-7768
Fax: (902) 424-4625

Ontario Securities Commission
Suite 1903, Box 55, 20 Queen Street West
Toronto, ON M5H 3S8
Attention: FOI Coordinator *
Telephone: (416) 593-8314
Fax: (416) 593-3666

Commission des valeurs mobilières du Québec **
Stock Exchange Tower
P.O. Box 246, 22nd Floor
800 Victoria Square
Montreal, PQ H4Z 1G3
Attention: Responsable de l'accès à l'information *
Telephone: (514) 940-2150 or (800) 361-5072 (in Québec)
Fax: (514) 873-3120

Saskatchewan Securities Commission
800 – 1920 Broad Street
Regina, SK S4P 3V7
Attention: Director *
Telephone: (306) 787-5645
Fax: (306) 787-5899

* For questions about the collection and use of personal information.
** In Québec questions about the collection and use of personal information may also be addressed to the Commission d'accès à l'information du Québec (1-888-528-7741).

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL WEX TECHNOLOGIES INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

DATE OF LAST REPORT FILED: DAY 15 MONTH 03 YEAR 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY ___ MONTH ___ YEAR ___

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SHUM

GIVEN NAMES: HAY KONG

NO. STREET APT: FLAT 2301, C BLOCK, FORTRESS TOWER

CITY: NORTH POINT, HONG KONG

PROV. ___ POSTAL CODE ___

BUSINESS TELEPHONE NUMBER: ___

BUSINESS FAX NUMBER: ___

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [ ] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [ ] ONTARIO
[X] BRITISH COLUMBIA [ ] QUÉBEC
[ ] MANITOBA [ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	790,510	15	04	02	10		1,000	2.15		789,510	1	
Common	789,510	16	04	02	10	200		2.10		789,710	1	
Common	789,710	16	04	02	10	200		2.11		789,910	1	
Common	789,910	16	04	02	10	200		2.15		790,110	1	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HAY KONG SHUM

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 25 MONTH 04 YEAR 02

INSTRUCTIONS

Insider Reports in English and French are available from Manitoba, Ontario and Québec. If you are a corporate insider in the province of Québec, you will receive correspondence in French. Individuals in the province of Québec will receive, upon request, correspondence in English.

Where an insider of a reporting issuer does not own or have control or direction over securities of the reporting issuer, or where an insider's ownership or direction or control over securities of the reporting issuer remains unchanged from the last report filed, a report is not required. Insider reports are not required to be filed in New Brunswick, the Northwest Territories, Nunavut, Prince Edward Island or the Yukon.

If you have any questions about the form you should be using to file your report, see: National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI).*

BOX 1 Name of the reporting issuer

Provide the full legal name of the reporting issuer. Use a separate report for each reporting issuer.

BOX 2 Insider data

Indicate all of your relationship(s) to the reporting issuer using the following codes:

Reporting issuer that has acquired securities issued by itself	1
Subsidiary of the reporting issuer	2
Security holder who beneficially owns or who exercises control or direction over more than 10% of the securities of the reporting issuer (Québec *Securities Act* – 10% of a class of shares) to which are attached voting rights or an unlimited right to a share of the profits and to its assets in case of winding up	3
Director of a reporting issuer	4
Senior officer of a reporting issuer	5
Director or senior officer of a security holder referred to in 3	6
Director or senior officer of an insider or subsidiary of the reporting issuer, other than in 4, 5 and 6	7
Deemed insider – 6 months before becoming an insider	8

If you have filed a report before, indicate whether your relationship to the reporting issuer has changed.

Specify the date of the last report you filed, and if it is an initial report, the date on which you became an insider.

BOX 3 Name, address and telephone number of the insider

Provide your name, address and business telephone number.

BOX 4 Jurisdiction

Indicate each jurisdiction where the issuer is a reporting issuer or the equivalent.

BOX 5 Insider holdings and changes

Show direct and indirect holdings separately, both in the initial report and where a transaction is reported. Indicate only one transaction per line.

For an initial report complete only:

- (A) designation of class of securities held
- (D) present balance of class of securities held
- (E) nature of ownership (see List of Codes)
- (F) identification of the registered holder where ownership is not direct

If you acquired or disposed of securities while an insider, complete sections (A) to (F):

(A) Indicate a designation of the securities traded that is sufficient to identify the class, including yield, series, maturity.

(B) Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, before the transaction that is being reported.

(C) Indicate for each transaction:

- the date of the transaction (not the settlement date)
- the nature of the transaction (see List of Codes)
- the number of securities acquired or disposed of, or for debt securities, the aggregate nominal value
- the unit price paid or received on the day of the transaction, excluding the commission
- if the report is in United States dollars, check the space under "$ US"

List of Codes

BOX 5 (C) Nature of transaction

General

Acquisition or disposition in the public market	10
Acquisition or disposition carried out privately	11
Acquisition or disposition under a prospectus	15
Acquisition or disposition under a prospectus exemption	16
Acquisition or disposition pursuant to a take-over bid, merger or acquisition	22
Acquisition or disposition under a purchase/ownership plan	30
Stock dividend	35
Conversion or exchange	36
Stock split or consolidation	37
Redemption/retraction/cancellation/repurchase	38
Short sale	40
Compensation for property	45
Compensation for services	46
Acquisition or disposition by gift	47
Acquisition by inheritance or disposition by bequest	48

Issuer Derivatives

Grant of options	50
Exercise of options	51
Expiration of options	52
Grant of warrants	53
Exercise of warrants	54
Expiration of warrants	55
Grant of rights	56
Exercise of rights	57
Expiration of rights	58

Third Party Derivatives

Acquisition or disposition (writing) of third party derivative	70
Exercise of third party derivative	71
Other settlement of third party derivative	72
Expiration of third party derivative	73

Miscellaneous

Change in the nature of ownership	90
Other	97

(D) *Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, after the transaction that is being reported.*

(E) Indicate the nature of ownership, control or direction of the class of securities held using the following codes:

Direct ownership	1
Indirect ownership (identify the registered holder)	2
Control or direction (identify the registered holder)	3

(F) For securities that are indirectly held, or over which control or direction is exercised, identify the registered holder.

BOX 6 Remarks

Add any explanation necessary to make the report clearly understandable.

If space provided for any item is insufficient, additional sheets may be used. Additional sheets must refer to the appropriate Box and *must be properly identified and signed.*

Office staff are not permitted to alter a report.

BOX 7 Signature and filing

Sign and date the report.

File one copy of the report in each jurisdiction in which the issuer is reporting within the time limits prescribed by the applicable laws of that jurisdiction.

Manually sign the report.

Legibly print or type the name of each individual signing the report.

If the report is filed on behalf of a company, partnership, trust or other entity, legibly print or type the name of that entity after the signature.

If the report is signed on behalf of an individual by an agent, there shall be filed with each jurisdiction in which the report is filed a duly completed power of attorney.

If the report is filed by facsimile in accordance with National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*, the report should be sent to the applicable securities regulatory authority at the fax number set out below.

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, AB T2P 3C4
Attention: Information Officer *
Telephone: (403) 297-6454
Fax: (403) 297-6156

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver BC V7Y 1L2
Attention: Supervisor, Insider Reporting *
Telephone: (604) 899-6500 or
(800) 373-6393 (in BC)
Fax: (604) 899-6550

The Manitoba Securities Commission
1130 – 405 Broadway
Winnipeg, MB R3C 3L6
Attention: Continuous Disclosure *
Telephone: (204) 945-2548
Fax: (204) 945-4508

Securities Commission of Newfoundland
P.O. Box 8700, 2nd Floor West Block
Confederation Building
St. John's, NF A1B 4J6
Attention: Director of Securities *
Telephone: (709) 729-4189
Fax: (709) 729-6187

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street, P.O. Box 458
Halifax, NS B3J 3J9
Attention: FOI Officer *
Telephone: (902) 424-7768
Fax: (902) 424-4625

Ontario Securities Commission
Suite 1903, Box 55, 20 Queen Street West
Toronto, ON M5H 3S8
Attention: FOI Coordinator *
Telephone: (416) 593-8314
Fax: (416) 593-3666

Commission des valeurs mobilières du Québec **
Stock Exchange Tower
P.O. Box 246, 22nd Floor
800 Victoria Square
Montreal, PQ H4Z 1G3
Attention: *Responsable de l'accès à l'information* *
Telephone: (514) 940-2150 or
(800) 361-5072 (in Québec)
Fax: (514) 873-3120

Saskatchewan Securities Commission
800 – 1920 Broad Street
Regina, SK S4P 3V7
Attention: Director *
Telephone: (306) 787-5645
Fax: (306) 787-5899

* For questions about the collection and use of personal information.

** In Québec questions about the collection and use of personal information may also be addressed to the Commission d'accès à l'information du Québec (1-888-528-7741).

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL WEX TECHNOLOGIES INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES [ ] NO [X]

DATE OF LAST REPORT FILED: DAY 15 MONTH 03 YEAR 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY ___ MONTH ___ YEAR ___

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SHUM

GIVEN NAMES: HAY KONG

NO. STREET APT: FLAT 2301, C BLOCK, FORTRESS TOWER

CITY: NORTH POINT, HONG KONG

PROV. ___ POSTAL CODE ___

BUSINESS TELEPHONE NUMBER: ___ - ___ - ___

BUSINESS FAX NUMBER: ___ - ___ - ___

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES [ ] NO [ ]

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [ ] ONTARIO
- [ ] QUÉBEC
- [ ] SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	790,510	15	04	02	10		1,000	2.15		789,510	1	
Common	789,510	16	04	02	10	200		2.10		789,710	1	
Common	789,710	16	04	02	10	200		2.11		789,910	1	
Common	789,910	16	04	02	10	200		2.15		790,110	1	

ATTACHMENT: YES [ ] NO [X]

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HAY KONG SHUM

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 25 MONTH 04 YEAR 02

BCSC 55-102F6 Rev. 2001 / 6 / 25

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

INSTRUCTIONS

Insider Reports in English and French are available from Manitoba, Ontario and Québec. If you are a corporate insider in the province of Québec, you will receive correspondence in French. Individuals in the province of Québec will receive, upon request, correspondence in English.

Where an insider of a reporting issuer does not own or have control or direction over securities of the reporting issuer, or where an insider's ownership or direction or control over securities of the reporting issuer remains unchanged from the last report filed, a report is not required. Insider reports are not required to be filed in New Brunswick, the Northwest Territories, Nunavut, Prince Edward Island or the Yukon.

If you have any questions about the form you should be using to file your report, see National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*.

BOX 1 Name of the reporting issuer

Provide the full legal name of the reporting issuer. Use a separate report for each reporting issuer.

BOX 2 Insider data

Indicate all of your relationship(s) to the reporting issuer using the following codes:

Reporting issuer that has acquired securities issued by itself	1
Subsidiary of the reporting issuer	2
Security holder who beneficially owns or who exercises control or direction over more than 10% of the securities of the reporting issuer (Québec *Securities Act* – 10% of a class of shares) to which are attached voting rights or an unlimited right to a share of the profits and to its assets in case of winding up	3
Director of a reporting issuer	4
Senior officer of a reporting issuer	5
Director or senior officer of a security holder referred to in 3	6
Director or senior officer of an insider or subsidiary of the reporting issuer, other than in 4, 5 and 6	7
Deemed insider – 6 months before becoming an insider	8

If you have filed a report before, indicate whether your relationship to the reporting issuer has changed.

Specify the date of the last report you filed, and if it is an initial report, the date on which you became an insider.

BOX 3 Name, address and telephone number of the insider

Provide your name, address and business telephone number.

BOX 4 Jurisdiction

Indicate each jurisdiction where the issuer is a reporting issuer or the equivalent.

BOX 5 Insider holdings and changes

Show direct and indirect holdings separately, both in the initial report and where a transaction is reported. Indicate only one transaction per line.

For an initial report complete only:

- (A) designation of class of securities held
- (D) present balance of class of securities held
- (E) nature of ownership (see List of Codes)
- (F) identification of the registered holder where ownership is not direct

If you acquired or disposed of securities while an insider, complete sections (A) to (F):

(A) Indicate a designation of the securities traded that is sufficient to identify the class, including yield, series, maturity.

(B) Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, before the transaction that is being reported.

(C) Indicate for each transaction:

- the date of the transaction (not the settlement date)
- the nature of the transaction (see List of Codes)
- the number of securities acquired or disposed of, or for debt securities, the aggregate nominal value
- the unit price paid or received on the day of the transaction, excluding the commission
- if the report is in United States dollars, check the space under "$ US"

List of Codes

BOX 5 (C) Nature of transaction

General

Acquisition or disposition in the public market	10
Acquisition or disposition carried out privately	11
Acquisition or disposition under a prospectus	15
Acquisition or disposition under a prospectus exemption	16
Acquisition or disposition pursuant to a take-over bid, merger or acquisition	22
Acquisition or disposition under a purchase/ownership plan	30
Stock dividend	35
Conversion or exchange	36
Stock split or consolidation	37
Redemption/retraction/cancellation/repurchase	38
Short sale	40
Compensation for property	45
Compensation for services	46
Acquisition or disposition by gift	47
Acquisition by inheritance or disposition by bequest	48

Issuer Derivatives

Grant of options	50
Exercise of options	51
Expiration of options	52
Grant of warrants	53
Exercise of warrants	54
Expiration of warrants	55
Grant of rights	56
Exercise of rights	57
Expiration of rights	58

Third Party Derivatives

Acquisition or disposition (writing) of third party derivative	70
Exercise of third party derivative	71
Other settlement of third party derivative	72
Expiration of third party derivative	73

Miscellaneous

Change in the nature of ownership	90
Other	97

(D) Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, after the transaction that is being reported.

(E) Indicate the nature of ownership, control or direction of the class of securities held using the following codes:

Direct ownership	1
Indirect ownership (identify the registered holder)	2
Control or direction (identify the registered holder)	3

(F) For securities that are indirectly held, or over which control or direction is exercised, identify the registered holder.

BOX 6 Remarks

Add any explanation necessary to make the report clearly understandable.

If space provided for any item is insufficient, additional sheets may be used. Additional sheets must refer to the appropriate Box and must be properly identified and signed.

Office staff are not permitted to alter a report.

BOX 7 Signature and filing

Sign and date the report.

File one copy of the report in each jurisdiction in which the issuer is reporting within the time limits prescribed by the applicable laws of that jurisdiction.

Manually sign the report.

Legibly print or type the name of each individual signing the report.

If the report is filed on behalf of a company, partnership, trust or other entity, legibly print or type the name of that entity after the signature.

If the report is signed on behalf of an individual by an agent, there shall be filed with each jurisdiction in which the report is filed a duly completed power of attorney.

If the report is filed by facsimile in accordance with National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*, the report should be sent to the applicable securities regulatory authority at the fax number set out below.

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, AB T2P 3C4
Attention: Information Officer *
Telephone: (403) 297-6454
Fax: (403) 297-6156

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver BC V7Y 1L2
Attention: Supervisor, Insider Reporting *
Telephone: (604) 899-6500 or (800) 373-6393 (in BC)
Fax: (604) 899-6550

The Manitoba Securities Commission
1130 – 405 Broadway
Winnipeg, MB R3C 3L6
Attention: Continuous Disclosure *
Telephone: (204) 945-2548
Fax: (204) 945-4508

Securities Commission of Newfoundland
P.O. Box 8700, 2nd Floor West Block
Confederation Building
St. John's, NF A1B 4J6
Attention: Director of Securities *
Telephone: (709) 729-4189
Fax: (709) 729-6187

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street, P.O. Box 458
Halifax, NS B3J 3J9
Attention: FOI Officer *
Telephone: (902) 424-7768
Fax: (902) 424-4625

Ontario Securities Commission
Suite 1903, Box 55, 20 Queen Street West
Toronto, ON M5H 3S8
Attention: FOI Coordinator *
Telephone: (416) 593-8314
Fax: (416) 593-3666

Commission des valeurs mobilières du Québec **
Stock Exchange Tower
P.O. Box 246, 22nd Floor
800 Victoria Square
Montreal, PQ H4Z 1G3
Attention: Responsable de l'accès à l'information *
Telephone: (514) 940-2150 or (800) 361-5072 (in Québec)
Fax: (514) 873-3120

Saskatchewan Securities Commission
800 – 1920 Broad Street
Regina, SK S4P 3V7
Attention: Director *
Telephone: (306) 787-5645
Fax: (306) 787-5899

* For questions about the collection and use of personal information.

** In Québec questions about the collection and use of personal information may also be addressed to the Commission d'accès à l'information du Québec (1-888-528-7741).

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice. – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL WEX TECHNOLOGIES INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES [ ] NO [X]

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 15 03 02
OR
IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SHUM
GIVEN NAMES: HAY KONG
NO. STREET APT: FLAT 2301, C BLOCK, FORTRESS TOWER
CITY: NORTH POINT, HONG KONG
PROV. POSTAL CODE
BUSINESS TELEPHONE NUMBER
BUSINESS FAX NUMBER
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES [ ] NO [ ]

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA
[X] BRITISH COLUMBIA
[ ] MANITOBA
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA
[ ] ONTARIO
[ ] QUÉBEC
[ ] SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	790,510	15	04	02	10		1,000	2.15		789,510	1	
Common	789,510	16	04	02	10	200		2.10		789,710	1	
Common	789,710	16	04	02	10	200		2.11		789,910	1	
Common	789,910	16	04	02	10	200		2.15		790,110	1	

ATTACHMENT: YES [ ] NO [X]

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HAY KONG SHUM
SIGNATURE
DATE OF THE REPORT (DAY MONTH YEAR): 25 04 02

INSTRUCTIONS

Insider Reports in English and French are available from Manitoba, Ontario and Québec. If you are a corporate insider in the province of Québec, you will receive correspondence in French. Individuals in the province of Québec will receive, upon request, correspondence in English.

Where an insider of a reporting issuer does not own or have control or direction over securities of the reporting issuer, or where an insider's ownership or direction or control over securities of the reporting issuer remains unchanged from the last report filed, a report is not required. Insider reports are not required to be filed in New Brunswick, the Northwest Territories, Nunavut, Prince Edward Island or the Yukon.

If you have any questions about the form you should be using to file your report, see National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI).*

BOX 1 Name of the reporting issuer
Provide the full legal name of the reporting issuer. Use a separate report for each reporting issuer.

BOX 2 Insider data
Indicate all of your relationship(s) to the reporting issuer using the following codes:

Reporting issuer that has acquired securities issued by itself	1
Subsidiary of the reporting issuer	2
Security holder who beneficially owns or who exercises control or direction over more than 10% of the securities of the reporting issuer (Québec *Securities Act* – 10% of a class of shares) to which are attached voting rights or an unlimited right to a share of the profits and to its assets in case of winding up	3
Director of a reporting issuer	4
Senior officer of a reporting issuer	5
Director or senior officer of a security holder referred to in 3	6
Director or senior officer of an insider or subsidiary of the reporting issuer, other than in 4, 5 and 6	7
Deemed insider – 6 months before becoming an insider	8

If you have filed a report before, indicate whether your relationship to the reporting issuer has changed.

Specify the date of the last report you filed, and if it is an initial report, the date on which you became an insider.

BOX 3 Name, address and telephone number of the insider
Provide your name, address and business telephone number.

BOX 4 Jurisdiction
Indicate each jurisdiction where the issuer is a reporting issuer or the equivalent.

BOX 5 Insider holdings and changes
Show direct and indirect holdings separately, both in the initial report and where a transaction is reported. Indicate only one transaction per line.

For an initial report complete only:

- (A) designation of class of securities held
- (D) present balance of class of securities held
- (E) nature of ownership (see List of Codes)
- (F) identification of the registered holder where ownership is not direct

If you acquired or disposed of securities while an insider, complete sections (A) to (F):

(A) Indicate a designation of the securities traded that is sufficient to identify the class, including yield, series, maturity.

(B) Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, before the transaction that is being reported.

(C) Indicate for each transaction:

- the date of the transaction (not the settlement date)
- the nature of the transaction (see List of Codes)
- the number of securities acquired or disposed of, or for debt securities, the aggregate nominal value
- the unit price paid or received on the day of the transaction, excluding the commission
- if the report is in United States dollars, check the space under "$ US"

List of Codes

BOX 5 (C) Nature of transaction

General

Acquisition or disposition in the public market	10
Acquisition or disposition carried out privately	11
Acquisition or disposition under a prospectus	15
Acquisition or disposition under a prospectus exemption	16
Acquisition or disposition pursuant to a take-over bid, merger or acquisition	22
Acquisition or disposition under a purchase/ownership plan	30
Stock dividend	35
Conversion or exchange	36
Stock split or consolidation	37
Redemption/retraction/cancellation/repurchase	38
Short sale	40
Compensation for property	45
Compensation for services	46
Acquisition or disposition by gift	47
Acquisition by inheritance or disposition by bequest	48

Issuer Derivatives

Grant of options	50
Exercise of options	51
Expiration of options	52
Grant of warrants	53
Exercise of warrants	54
Expiration of warrants	55
Grant of rights	56
Exercise of rights	57
Expiration of rights	58

Third Party Derivatives

Acquisition or disposition (writing) of third party derivative	70
Exercise of third party derivative	71
Other settlement of third party derivative	72
Expiration of third party derivative	73

Miscellaneous

Change in the nature of ownership	90
Other	97

(D) Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, after the transaction that is being reported.

(E) Indicate the nature of ownership, control or direction of the class of securities held using the following codes:

Direct ownership	1
Indirect ownership (identify the registered holder)	2
Control or direction (identify the registered holder)	3

(F) For securities that are indirectly held, or over which control or direction is exercised, identify the registered holder.

BOX 6 Remarks
Add any explanation necessary to make the report clearly understandable.

If space provided for any item is insufficient, additional sheets may be used. Additional sheets must refer to the appropriate Box and must be properly identified and signed.

Office staff are not permitted to alter a report.

BOX 7 Signature and filing
Sign and date the report.

File one copy of the report in each jurisdiction in which the issuer is reporting within the time limits prescribed by the applicable laws of that jurisdiction.

Manually sign the report.

Legibly print or type the name of each individual signing the report.

If the report is filed on behalf of a company, partnership, trust or other entity, legibly print or type the name of that entity after the signature.

If the report is signed on behalf of an individual by an agent, there shall be filed with each jurisdiction in which the report is filed a duly completed power of attorney.

If the report is filed by facsimile in accordance with National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*, the report should be sent to the applicable securities regulatory authority at the fax number set out below.

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, AB T2P 3C4
Attention: Information Officer *
Telephone: (403) 297-6454
Fax: (403) 297-6156

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver BC V7Y 1L2
Attention: Supervisor, Insider Reporting *
Telephone: (604) 899-6500 or
(800) 373-6393 (in BC)
Fax: (604) 899-6550

The Manitoba Securities Commission
1130 – 405 Broadway
Winnipeg, MB R3C 3L6
Attention: Continuous Disclosure *
Telephone: (204) 945-2548
Fax: (204) 945-4508

Securities Commission of Newfoundland
P.O. Box 8700, 2nd Floor West Block
Confederation Building
St. John's, NF A1B 4J6
Attention: Director of Securities *
Telephone: (709) 729-4189
Fax: (709) 729-6187

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street, P.O. Box 458
Halifax, NS B3J 3J9
Attention: FOI Officer *
Telephone: (902) 424-7768
Fax: (902) 424-4625

Ontario Securities Commission
Suite 1903, Box 55, 20 Queen Street West
Toronto, ON M5H 3S8
Attention: FOI Coordinator *
Telephone: (416) 593-8314
Fax: (416) 593-3666

Commission des valeurs mobilières du Québec **
Stock Exchange Tower
P.O. Box 246, 22nd Floor
800 Victoria Square
Montreal, PQ H4Z 1G3
Attention: Responsable de l'accès à l'information *
Telephone: (514) 940-2150 or
(800) 361-5072 (in Québec)
Fax: (514) 873-3120

Saskatchewan Securities Commission
800 – 1920 Broad Street
Regina, SK S4P 3V7
Attention: Director *
Telephone: (306) 787-5645
Fax: (306) 787-5899

* For questions about the collection and use of personal information.
** In Québec questions about the collection and use of personal information may also be addressed to the Commission d'accès à l'information du Québec (1-888-528-7741).